EXHIBIT 99.1

EMPLOYMENT AGREEMENT BETWEEN ECHOMETRIX INC AND ERICA ZALBERT

EchoMetrix, Inc.
6800 Jericho Turnpike, Suite 208E
Syosset, NY 11791

This Employment Agreement (“Agreement”) is entered into as of the 1st  day of June, 2009 (the “Agreement Date”), by and between Erica Zalbert of  Melville, NY (the “Executive”) and EchoMetrix, Inc. (the “Company” or “EchoMetrix”), or together the Parties.

RECITALS:

Whereas, the Company desires to employ the Executive to provide personal services to the Company, and also wishes to provide the Executive with certain compensation and benefits in return for such services; and

Whereas, the Executive wishes to be employed by the Company and provide personal services to the Company in return for certain compensation and benefits.

Now, therefore, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the Parties hereto as follows:
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1.	Definitions.

Unless otherwise separately defined herein, as used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall have the same meaning as that term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended.

 “EchoMetrix Affiliates” shall mean and include any subsidiary of EchoMetrix or any division thereof now existing or formed at any time after the date of this Agreement; any corporation which may merge into or with which EchoMetrix may be merged or consolidated; any corporation or renaming of the Company which may result from any reorganization of EchoMetrix.

“Change of Control” shall mean the occurrence of any of the following:

(i)           Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii)           Any merger or consolidation of the Company with any other entity that has been approved by the stockholders of the Company, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(iii)	Any sale or disposition by the Company, in one transaction or a series of related transactions, of all or substantially all the Company’s assets;

2.       Employment.

2.1.        Title; Duties and Responsibilities; Reporting; Place of Performance..

2.1.1.           Subject to the terms and conditions hereinafter set forth, as of the Effective Date and thereafter throughout the “Term” (as hereinafter defined) of this Agreement, the Executive shall be employed by as the Chief Financial Officer ("CFO ") of EchoMetrix and those EchoMetrix Affiliates as shall be designated from time to time by the Board of Directors of EchoMetrix.

2.1.2           Executive shall perform and be responsible for the entire operations of the corporation, including all such services and duties (collectively, the “Duties” and “Services”) as are customarily required of a Chief Financial Officer of a corporation in the Company’s industry or lines of business or similar to the Company in revenues, market capitalization and number of Executives (a “Comparable Company”). In addition to her duties as Chief Financial Officer, Executive shall render, to EchoMetrix and EchoMetrix Affiliates, such other services and duties consistent with Executive’s position and status as Chief Financial Officer, as may be designated from time to time by the Board, without any additional remuneration under this Agreement. Executive hereby acknowledges that Executive may be asked to perform duties outside her normal day to day role as may be required at a Comparable Company.

2.1.3.    Executive shall report only to the Company's Chief Executive Officer.

2.1.4  Executive shall perform such services and duties at the Company’s headquarters in Syosset, New York except when required to travel in the normal course of performing her  duties.

2.2.        Term / Exclusivity.

2.2.1.           The Term of the Agreement shall commence on June 1 2009 and shall continue for 3 years through June 1, 2012 (the “Initial Term”) unless sooner terminated in accordance with the provisions of this Agreement. Following the Initial Term, this Agreement and the Executive’s employment may be continued either under this Agreement or any other agreement, upon such terms and conditions as the Executive and the Company may mutually agree.  The Initial Term and any subsequent term of employment of the Executive are herein collectively referred to as the “Term”.

2.2.2.           Executive agrees to devote her business and professional time to the performance of the Duties and Services, and shall undertake to perform such Duties and Services in a competent and professional manner, consistent with the skills to be possessed by the Chief Financial Officer, of a Comparable Company.  The Executive shall consider her employment by the Company her principal employment; however, Executive shall be permitted to engage in other charitable, community, professional or business activities from time to time, so long as such other activities do not materially interfere with her performance hereunder. Executive shall disclose all professional and business activities, outside of her employment, to the Board of Director in writing prior to the Effective Date and within fifteen (15) days of any subsequent changes to said activities.

2.2.3.           The Executive acknowledges that the Duties and Services shall be performed as an “exempt’ Executive and that, as such, he shall not be entitled to overtime or compensatory compensation other than periodic bonuses as may be awarded to the Executive from time to time by the Board of Directors of the Company in the exercise of their sole discretion.

2.2.4.     Notwithstanding anything to the contrary contained in Section 2.2, the Executive may acquire and/or retain, solely as an investment, and may take customary actions to maintain and preserve Executive’s ownership of:

(a)           Securities of any partnership, trust, corporation or other person which are registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended and which are publicly traded as long as Executive’s investment amounts to less than ten (10%) percent of the equity in such entity; and

(b)           Any securities of a partnership, trust, corporation or other person not registered as set forth in Section 2.3.4(a) above so long as such entity is not, directly or indirectly, in competition with EchoMetrix.

2.3.         Confidentiality.  Executive acknowledges that the Services will, throughout the Term, bring Executive into close contact with many confidential affairs of EchoMetrix, including information about costs, profits, markets, sales, products, key personnel, pricing policies, operational methods, technical processes and other business affairs and methods and other information not readily available to the public, and plans for future development. EchoMetrix has invested substantial time and resources in developing, and then protecting, its confidential and proprietary procedures and methods and in safeguarding its property and materials as well as the property and materials of its customers. These procedures and methods include, without limitation, all written policies and procedures and other materials of EchoMetrix and all property owned by customers or entrusted by customers to the care of EchoMetrix that have been designated either as Trade Secrets and/or Confidential Information, each as described below. Trade Secrets and Confidential Information are for the exclusive benefit of EchoMetrix, and by accepting employment with EchoMetrix, Executive agrees not to use, either directly or indirectly, any Trade Secrets or Confidential Information for any purpose other than to perform her duties as required by this Agreement. Confidential Information may also be protected as a Trade Secret. Executive covenants and agrees that Executive will keep secret all Trade Secrets and/or Confidential Information of EchoMetrix which are not otherwise in the public domain and will not disclose them to anyone outside of EchoMetrix, except where such disclosure may be required by law.

2.4.	Non-Competition; Non-Solicitation; Non-Interference.

(a)          During the Executive’s employment hereunder, Executive will be exposed to Confidential Information of EchoMetrix and the EchoMetrix Affiliates, including, without limitation, details about their software programs, algorithms, processes, methods, and any intellectual property.  Accordingly, the competitive use and knowledge of any of such information would substantially and irreparably injure the business, prospects and value of EchoMetrix and the EchoMetrix Affiliates.  Executive and EchoMetrix also agree that the business of EchoMetrix and the EchoMetrix Affiliates is both national and international in nature due to the utility and methods of distribution of their products.

(b)          Therefore, Executive agrees that during the Term and for a period of three (3) years after the end of the Term, Executive shall not, directly or indirectly, through any other person, firm, corporation or other entity (whether as an officer, director, Executive, partner, consultant, holder of equity or debt investment, lender or in any other manner or capacity):

(1)           develop, sell, market, offer to sell products and/or services or participate in any business anywhere in the United States, or any other country, or province that have the functional purpose or utilize the same or similar technology, as the products of EchoMetrix and the EchoMetrix Affiliates, whether during the Term such products exist or are contemplated, or otherwise engage in direct competition with EchoMetrix or the EchoMetrix Affiliates;

(2)           solicit, induce, encourage, recruit or attempt to induce, encourage or recruit any person who is then employed or retained as a consultant by EchoMetrix or any EchoMetrix Affiliate or who was employed or retained as a consultant by EchoMetrix or any EchoMetrix Affiliate at any time during the twelve (12) month period preceding the end of the Term for the purposes of being employed or retained by Executive, by any entity or person on whose behalf Executive is acting as an agent, representative or Executive or by any competitor of EchoMetrix or any EchoMetrix Affiliate;

(3)           solicit, induce or encourage or attempt to induce or encourage any person who is then employed or retained as a consultant by EchoMetrix or any EchoMetrix Affiliate or who was employed or retained as a consultant by EchoMetrix or any EchoMetrix Affiliate at any time during the twelve (12) month period preceding the end of the Term to terminate her  or her employment, engagement or consulting relationship with EchoMetrix or any EchoMetrix Affiliate, or to breach any other obligation to EchoMetrix or any EchoMetrix Affiliate; or

(4)           solicit, interfere with, disrupt, alter or attempt to disrupt or alter the relationship, contractual or otherwise, between EchoMetrix or any EchoMetrix Affiliate and any consultant, contractor, customer, potential customer, or supplier of EchoMetrix or any EchoMetrix Affiliate.

(5)           solicit, engage, contact, approach, induce or encourage or attempt to induce or encourage any investor, money manager, fund, broker, partner, proposed partner, corporation, Company, individual, consultant who EchoMetrix has had any contact, conversations, meetings, presentations, approached, at any time during the (24) twenty four month period preceding the end of the Term to terminate her or her employment, engagement, consulting relationship with EchoMetrix or any EchoMetrix Affiliate.

(c)           Executive acknowledges that the foregoing geographic, activity and time limitations contained in this Section are reasonable and properly required for the adequate protection of EchoMetrix’ business.  In the event that any such geographic, activity or time limitation is deemed to be unreasonable by a court, Executive shall submit to the reduction of either said activity or time limitation to such activity or period as the court shall deem reasonable.  In the event that Executive is in violation of the aforementioned restrictive covenants, then the time limitation thereof shall be extended for a period of time equal to the pendency of such proceedings, including appeals.

2.5         Indemnification; Insurance.  EchoMetrix shall, at EchoMetrix’ sole expense, defend and indemnify Executive to the fullest extent permitted by law in effect as of the date hereof, or as hereafter amended, against all costs, expenses, liabilities and losses (including, without limitation, reasonable attorneys' fees, judgments, fines, penalties, ERISA excise taxes, penalties and amounts paid in settlement) reasonably incurred by Executive in connection with a Proceeding (as hereinafter defined).  For the purposes of this section, a “Proceeding” shall mean any action, suit or proceeding, whether civil, criminal, administrative or investigative, if Executive is made, or is threatened to be made, a party to, or a witness in, such action, suit or proceeding by reason of the fact that he is or was an officer, director or Executive of EchoMetrix or any EchoMetrix Affiliate (or is or was serving as an officer, director, member, Executive, trustee or agent of any other entity at the request of any EchoMetrix or any EchoMetrix Affiliate). Executive may participate in her defense with Executive’s own counsel. EchoMetrix shall maintain a Director’s and Officer’s insurance policy, naming and covering Executive in all of her employment capacities. EchoMetrix shall also provide coverage for Executive under liability and such other insurance policies as may be reasonably warranted.  The terms and amount of such coverage and the company underwriting such policies shall be subject to the reasonable approval of Executive.

2.6         Employment Procedures. By accepting employment with EchoMetrix, the Executive:

2.6.1. agrees to follow all of EchoMetrix’ lawful policies and procedures which are otherwise applicable to all Company Executives generally, as they are currently constituted and as they may change from time to time after written notice of such to Executive, in the handling and safeguarding of Trade Secrets and Confidential Information, including, without limitation, all sensitive, confidential, proprietary procedures and methods and all written materials belonging to EchoMetrix and/or EchoMetrix Affiliates, as well as the handling and safeguarding of any property belonging to customers of EchoMetrix and/or EchoMetrix Affiliates and placed in its or their safeguarding and care; and

2.6.2. agrees to exercise due care and diligence to avoid any unauthorized publication, disclosure or use of Trade Secrets and/or Confidential Information and any documents or other materials or referring to them; and

2.6.3. agrees to not knowingly disclose to any third person at any time or for any reason (other than controlled disclosure of Confidential Information to investors, customers or vendors for legitimate business purposes of EchoMetrix or EchoMetrix Affiliates), any Trade Secret or Confidential Information, including, without limitation, any sensitive, proprietary procedure or method of EchoMetrix or EchoMetrix Affiliates or any materials and/or property referred to in this Section; and

2.6.4. agrees to not reproduce for the use of any third party, without consent, the procedures or policies of EchoMetrix or EchoMetrix Affiliates, or any property belonging to its customers or suppliers.

2.6.5. The restrictions set forth in this Section 2.6 will not restrict Executive from disclosing (but only to the proper recipient to the extent expressly permitted by this Agreement) any Trade Secret and/or Confidential Information which Executive is required to disclose by law or an order of a court of competent jurisdiction or any relevant governmental or regulatory agency; provided that Executive shall, unless otherwise required by law or by rule of professional conduct, have given prior written notice to EchoMetrix of the disclosure requirement and of the information to be disclosed to allow EchoMetrix an opportunity to seek a protective order.

2.6.6. In consideration of this agreement and the covenants contained herein, the Executive, on behalf of its attorneys, agents, representatives and associates, agrees to hold EchoMetrix harmless against all claims and fully release, remise, acquit and discharge EchoMetrix, and its predecessors, successors, assigns, affiliates, heirs, family members, administrators, trustees, directors, officers, Executives, partners, attorneys, agents, representatives and associates from any and all claims, demands, liabilities, actions or causes of action of any kind of character, at law or in equity, whether known or unknown, accrued or not, present or future, in connection with, arising from but not limited to, the Executive’s equity interest in EchoMetrix, including without limitation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law and in the event of the following:

a.	The Company ceases to function as a going concern or substantially ceases to conduct its operations in the normal course of business as a software services company;

b.
The Company’s failure or inability to timely pay the Compensation and Additional Benefits required to be paid to Executive hereunder, because such payment would be detrimental to the financial condition of the Company, as determined by the Company's Board of Directors;

b.
Any bankruptcy petition is filed by or against the Company or the Company makes any assignment for the benefit of creditors or any receiver is appointed for the assets or property of the Company or the Company otherwise takes advantage of any insolvency laws;

c.	The Company attempts to assign this Agreement or any rights hereunder without the Executive’s prior written consent, provided that such consent shall not be unreasonably withheld or delayed;

d.	There is a change in the control or management of the Company without the prior written consent of Executive, provided that such consent shall not be unreasonably withheld or delayed; or

3.           Compensation.  As compensation and consideration for all Duties and Services provided by the Executive during the Term pursuant to this Agreement, EchoMetrix agrees to pay to the Executive the compensation set forth below.

3.1.           Base Salary; Bonuses. Executive shall receive a base salary at the rate of one hundred fifty thousand dollars ($150,000) per annum, commencing on the Effective Date and payable in equal installments on EchoMetrix’ regular pay dates, subject to the usual and required payroll deductions and withholdings (“Base Salary”). The base salary shall increase to $175,000 upon the raise of $3,000,000 in equity/debt or combination within the initial twelve month period.  The base salary shall increase to $200,000 upon the total raise of  $4,000,000 within the initial 12 month period.   If the Company fails to raise $3,000,000 within the first twelve months, Executive shall be entitled to a minimum of a 10% salary increase, subject to board discretion, at the one year anniversary date.

3.2.           Common Stock. ..  Executive shall receive 250,000 options of the Company’s common  stock upon signing the agreement. The options will be vested immediately and exercisable on a cash-less basis as long as the executive is employed.  The exercise price will be the closing price on the effective date of this agreement, June 1, 2009.

3.3
    Stock Options Grant. The Company acknowledges that it will grant the Executive one million five hundred thousand  (1,500,000) stock options (the “Stock Options”) entitling the Executive to purchase shares of common stock of the Company, on a cashless basis during the term of employment and non cashless if executive is no longer employed with the company (the “Stock Option Shares”). Subject to approval of the Board, upon each anniversary of the Effective Date, for a period of three years (3), if the Executive has been continuously employed by Company, for the entire Term, one-third (1/3) of stated shares shall vest to the Executive on month 12, 24, and 36. The specific terms and conditions of such Stock Options shall be set forth in a separate written Stock Option Agreement.

3.4.	Additional Benefits.

3.4.1. During the Initial Term, Executive shall be entitled to four (4) weeks of vacation time per annum, without deduction of salary. Such vacations shall be taken at such time or times during the applicable year as may be determined by Executive. All periods of Executive's employment in excess of one (1) year but less than any additional full year shall accumulate additional paid vacation on a pro-rata basis. The Executive may not carry over more than one week of unused vacation from one calendar year to the next calendar year. Exceptions can be made to carry over more vacation if the Executive was unable take vacation because of EchoMetrix' needs. The Company's Board of Directors must approve, in writing, any vacation carryover in excess of one week.  Any accrued vacation time remaining, but unused by Executive, at the completion of Executive's employment shall be paid out to Executive (Executive cannot receive more then 3 weeks vacation pay upon departure unless the Board of Directors previously approved a carry over of an additional week’s vacation from one year to the next), on the next regular pay cycle, calculated at the pro-rated Base Salary rate in effect at the time of the termination. In addition thereto, Executive shall be entitled to a reasonable number of days off for illness, family emergency, religious observance or other personal reason, in accordance with standard office policies then in effect, and which, if known in advance, shall be prearranged with the consent of the Company.

3.4.2. EchoMetrix will reimburse Executive for all her reasonable approved business expenses incurred in connection with the performance of Executive’s duties under this Agreement, in accordance with EchoMetrix general policies regarding business expenses. Notwithstanding anything to the contrary contained herein or in EchoMetrix’ expense policies, any air travel required of Executive in the performance of the Services shall be paid solely by EchoMetrix on an airline of Executive’s choice. Business class and first class is not permitted without the prior approval from the BOD.

3.4.3. During the Term, EchoMetrix shall offer Executive participation in all Executive benefits programs offered during the Term to other senior EchoMetrix executives. EchoMetrix shall pay 100% of all premiums for coverage of Executive’s immediate family under the Company’s health insurance plan, if any (it being understood and agreed that EchoMetrix shall not be responsible for the payment of any “deductible,” “co-insurance” or “patient’s portion” applicable under such health insurance).

3.4.4. If Executive is required to stay overnight away from her  home in connection with the performance of her duties hereunder, EchoMetrix shall pay, or shall reimburse Executive, for all approved travel expenses incurred by Executive (including air fare, hotel, meals and incidental expenses) as specified in Section 3.3.2 above.

3.4.5.   Executive is required to submit an expense report with all receipts within 15 days of any expense. Executive is also required to submit a written call report for any meeting with a client or prospective client, company, organization, group, individual, individuals, where a Supervising Executive is not in attendance. Report must cover the name of the company, client, group, individual, organization, name, title, and responsibility of all persons in attendance, purpose of the meeting, what was discussed, outcome of the meeting, and if there is any follow up or action that must be taken by either party. A hard copy must be stored in the appropriate filing system in the main headquarters of the Company.

3.5.    Performance Evaluation. The CEO shall meet with the Executive every six (6) months to review the Executive’s performance and compensation. Such review and evaluation will take into account the standard of Executive’s work based upon Executive’s EchoMetrix plan and milestones and Executive’s overall commitment to the Company.

4.	Termination.

4.1.        Termination by the Company.

4.1.1. Good Cause. EchoMetrix shall have the right, at its election, to terminate this Agreement at any time during the Term for “Good Cause.” As used in this Agreement, the term “Good Cause” shall mean and be limited to:

(a)           the failure of the Executive to follow the reasonable directives of the CEO and or the Board, unless such failure is fully cured by the Executive within thirty (30) days of written notice thereof and is not thereafter repeated (in which event no notice need be given);

(b)           self-dealing or a material breach by the Executive of her  fiduciary duties to EchoMetrix and the EchoMetrix Affiliates;

(c)           the Executive’s inability to perform the Services (whether as a result of her death, Disability (as defined below) or any other reason, other than a Material Breach (as defined below)) or the Executive’s incompetence in adequately performing the Duties and Services, within reason, unless such failure to perform is not fully cured by the Executive within thirty (30) days of written notice thereof and is not thereafter repeated (in which event no notice need be given);

(d)            a single act of omission or commission by the Executive so grievous as to constitute theft, conviction or the plea of nolo contendere of a felony, or commission of an act of fraud, embezzlement or sexual harassment (in which event no notice need be given); or

(e)           other than 4.1.1 (b) and (d) above, a material breach of any material covenant, condition or agreement on the part of the Executive to be performed under this Agreement; unless such breach or non-performance is fully cured (if curable) by the Executive within thirty (30) days of written notice thereof and is not thereafter repeated (in which event no notice need be given).

4.1.2.           Effect of Termination for Good Cause. Should this Agreement be terminated by the Company for Good Cause except as a result of her  death or disability as defined below, the Executive shall have no right to any further Base Salary, shall forfeit all non-vested Options, warrants, stock and shall not receive any severance or other benefits or bonuses, or compensation from and after termination other than those which would normally survive, such as Executive’s entitlement to accrued, but unused, vacation pay or continuation of health care benefits under COBRA or other applicable law. If Company for Good Cause terminates Executive within 180-days (“Clawback Period”) of any warrant, option, and or cash bonus or grant, Executive shall forfeit said warrant, option, and or cash bonus or grant received within that 180-day period.

4.1.3           Effect of Termination by Company.  In the event of a termination of the Executive’s employment under this  Agreement by the Company during the Initial Term, Executive shall be entitled to a severance payment equal to one (1) month’s salary during year one, two (2) months’ salary during year two, and three (3) months’ salary during year.

4.2.        Termination by Executive.

4.2.1.           EchoMetrix Material Breach. Executive shall have the right, at her election to terminate this Agreement in the event of a “Material Breach" by the Company, which breach is not fully cured by the Company within thirty (30) days of written notice thereof and is not thereafter repeated (in which event no notice need be given).  A “Material Breach” shall consist of

(a)              EchoMetrix’ failure or inability to obtain adequate directors and officers liability insurance,
(b)              EchoMetrix’ failure or refusal to comply with a material term of this Agreement,
(c)              a change in the nature of Executive’s Duties and Services constituting a constructive discharge; or
(d)              the termination of Executive’s employment hereunder for reasons other than “Good Cause.”

By definition, EchoMetrix’ failure or inability to timely pay the compensation and other benefits required to be paid to Executive hereunder, because such payment would be detrimental to the financial condition of the Company, as determined by the Company's Board of Directors, shall not constitute a “Material Breach” of this Agreement and Executive shall not be entitled the provisions of Section 4.2.2 below. Any unpaid compensation and other benefits shall accrue to the benefit of the Executive, provided that the Executive remains employed on a full-time basis with the Company and is rendering Duties and Services to the Company and/or the Company’s Affiliates, divisions, and be paid when financial conditions improve as determined by the Company's Board of Directors. At no time does this provision alter the Executive’s responsibilities and duties as set forth in Sections 2.2 and 2.6 herein and “at will” employment with the Company.

4.2.2.           Effect of Termination by Executive.    Except if such termination shall be by reason of the provisions of Section 4.2.1 above (in which event the Executive shall be entitled to no Base Salary, Options or other compensation hereunder), in the event that the Executive terminates this Agreement due to a Company Material Breach, the Company shall, for a period of three (3) months, pay to Executive or provide Executive with Executive's Base Salary, existing health, and all other benefits specified in this Agreement. If Executive terminates her employment for Not Good Cause within 180-days (“Clawback Period”) of any warrant, option, and or cash bonus or grant, Executive shall forfeit said warrant, option, and or cash bonus or grant received within that 180-day period.

4.3         Change in Control.

4.3.1           Unless the Company has in effect a change of control severance plan or similar arrangement applicable to Executive (and in which Executive has consented to participate) at the time of a Change of Control, the following provisions of this Section 4.3 shall apply.

4.3.2           Effect of Change of Control Termination.  If Executive (i) is terminated by the Company other than for Good Cause within ninety (90) days prior to a Change of Control or as a result of or in connection with a Change of Control or (ii) is terminated by the Company (or its successor entity) other than for Good Cause within twelve (12) months following a Change of Control or (iii) resigns upon a material breach within twelve (12) months following a Change of Control, the Company (or its successor) shall, for twelve (12) months following the date of such termination (subject to a six-month delay under Code Section 409A if Executive is a “specified Executive” within the meaning of Code Section 409A(a)(2)(B)(i)), pay to Executive or provide Executive with Executive’s Base Salary in accordance with the Company’s payroll practices, existing health and disability insurance (to the extent permitted by the Company’s plans and applicable law), and all other compensation and benefits specified in this Agreement (to the extent permitted by the Company’s plans and applicable law), and all unvested Options shall vest immediately and be exercisable as though such termination had not occurred.

5	Death and Disability.

  5.1.           Death The Term shall immediately terminate upon Executive’s death as certified in accordance with the provisions of New York law (“Death”).

5.2.           Disability As used herein, the term “Disability” shall mean Executive becoming unable to perform the Services as a result of her /her permanent or temporary, total or partial, physical or mental disability.   In such event, the Company shall not have the right (absent of Good Cause) to terminate this Agreement due to Disability prior to the expiration of the Disability Period. As used herein, the term “Disability Period” shall mean the period commencing on the first day upon which such Disability occurs and ending on the first to occur of the following: (i) the expiration of the Term; (ii) if the Disability is continuous through the sixty (60) consecutive days following the day on which the Disability occurs, then the last day of such sixty (60) consecutive days; and (iii) if the Disability is intermittent and shall exist throughout the Term following the day on which the Disability occurs, then the cumulative sixtieth (60th) day of such Disability Period.

5.3.           Effect of Death or Disability Should the Term be terminated in accordance with the provisions of Sections 5.1 or 5.2 by reason of Executive’s Death or Disability, Executive or her  estate (as the case may be) shall have no right to any further Base Salary (other than Options vested at the time of such Death or Disability); provided, however, that the Base Salary otherwise payable during the Disability Period shall nevertheless be payable on the terms set forth herein to Executive as a disability benefit (“Disability Benefit”). Any disability insurance proceeds actually received by Executive from EchoMetrix’ disability insurance carrier during the Disability Period with respect to such Disability shall reduce on a dollar-for-dollar basis the Disability Benefit otherwise payable by EchoMetrix during the Disability Period pursuant to this Section 5.3). Executive or her estate (as the case may be) shall be entitled to severance payments in accordance to Sections 4.1.2 and 4.1.3 as applicable.

6.           General.

6.1.           Applicable Law Controls. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law and wherever there is any conflict between any provisions of this Agreement and any material statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, then the latter shall prevail; provided, however, that in any such event the provisions of the Agreement so affected shall be curtailed and limited only to the extent necessary to bring them within applicable legal requirements, and provided further that if any obligation to pay the Base Salary or any other amount due Executive hereunder is so curtailed, then such compensation or amount shall be paid as soon thereafter, either during or subsequent to the Term, as permissible.

6.2.           Waiver/Estoppel.                Any party hereto may waive the benefit of any term, condition or covenant in this Agreement or any right or remedy at law or in equity to which any party may be entitled but only by an instrument in writing signed by the parties to be charged.  No estoppel may be raised against any party except to the extent the other parties rely on an instrument in writing, signed by the party to be charged, specifically reciting that the other parties may rely thereon. The parties’ rights and remedies under and pursuant to this Agreement or at law or in equity shall be cumulative and the exercise of any rights or remedies under one provision hereof or rights or remedies at law or in equity shall not be deemed an election of remedies; and any waiver or forbearance of any breach of this Agreement or remedy granted hereunder or at law or in equity shall not be deemed a waiver or any other provision hereof or of the opportunity to exercise such right or remedy or any other right or remedy, whether or not similar, at any preceding or subsequent time.

6.3.           Notices. Any notice, which EchoMetrix is required or may desire to give to Executive hereunder, shall be in writing and may be served by delivering it to the Executive, or by sending it to the Executive by mail, telex or telegraph, at Executive’s address first written above or such substitute address as Executive may from time to time designate to EchoMetrix. Any notice which Executive is required or may desire to serve upon EchoMetrix hereunder shall be in writing and may be served by delivering it personally or sending it by mail, email or facsimile transmission to the address set forth on Page 1 hereof, Attn: Chief Financial Officer, or such other substitute addresses as EchoMetrix may from time to time designate by notice to Executive.

6.4.           Governing Law. This Agreement shall be governed by, construed and enforced and the legality and validity of each term and condition shall be determined in accordance with the internal, substantive laws of the State of New York (without regard to its choice of law principles and without regard to any requirement that any provisions of this Agreement be interpreted against the party who drafted it) applicable to agreements fully executed and performed entirely in New York.

6.5           Dispute Resolution and Arbitration.  In the event that any dispute arises between Company and Executive regarding or relating to this Agreement and/or any aspect of the Executive's employment relationship with the Employer, AND IN LIEU OF LITIGATION AND A TRIAL BY JURY, the parties consent to resolve such dispute through mandatory arbitration administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  Any arbitration shall be held in New York, New York before a single arbitrator who shall be selected by the mutual agreement of Company and Executive, unless the parties are unable to agree to an arbitrator, in which case, the arbitrator will be selected under the procedures of the AAA.  The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction.  However, either party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction over such dispute or controversy and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved.  Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, or to obtain interim relief, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of Company and Executive. The parties hereby consent to the exclusive jurisdiction in the state and Federal courts located in the City of New York, County of New York and State of New York for purposes of seeking such injunctive or equitable relief as set forth above.  Notwithstanding any choice of law provision included in this Agreement, the United States Federal Arbitration Act shall govern the interpretation and enforcement of this arbitration provision.  Company shall pay the costs of any arbitrator appointed hereunder and the costs of such arbitration.

6.6           No Joint Venture. Nothing herein contained shall constitute a partnership between or joint venture by the parties hereto or appoint any party the agent of the other party. No party shall hold itself out contrary to the terms of this Paragraph and, except as otherwise specifically provided herein, no party shall become liable for the representation, act of omission of any third party who is not referred to herein and shall not be deemed to give any right or remedy to any such third party.

6.7.         Modification/Entire Agreement. This Agreement may not be altered, modified or amended except by an instrument in writing signed by all of the parties hereto. No person, whether or not an officer, agent, Executive or representative of any party, has made or has any authority to make for or on behalf of that party any agreement, representation, warranty, statement. promise, arrangement or understanding not expressly set forth in any other document executed by the parties concurrently herewith (“Parol Agreements”). This  Agreement, together with EchoMetrix’ Executive Handbook, and all other documents executed by the parties concurrently herewith constitute the entire agreement between the parties and supersede all express or implied, prior or concurrent, Parol Agreements and prior written agreements with respect to the subject matter hereof. The parties acknowledge that in entering into this Agreement, they have not relied and will not in any way rely upon any Parol Agreements.

6.8.          Headings; Language. The headings in this Agreement have been inserted for convenience only and shall have no substantive effect. The language of all parts of this Agreement shall in all cases be considered as a whole, according to its fair meaning, and not strictly for or against any of the parties. The parties hereby acknowledge and agree that the language of this Agreement shall be considered jointly drafted.

6.9.          Counterparts. This Agreement may be executed in two or more counterparts, by original signature or via facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.10.        Separate and Severable. Each term, clause and provision of this Agreement is separate and independent, arid should any term, cause or provision of this Agreement be found to be invalid or unenforceable, the validity of-the remaining terms, clauses, and provisions shall not be affected. As to those terms, clauses or provisions found to be invalid or unenforceable, they shall be replaced with valid and enforceable provisions that achieve, to the extent possible, the economic, business and other purposes of the invalid or, unenforceable provisions.

6.11.           Survival.  To the extent required to give them effect, any provisions of this Agreement that would reasonably be expected to survive the termination of this Agreement shall survive such termination for any reason. Without limiting the generality of the foregoing, the provisions of 2.4 and 2.5 shall so survive.

If the foregoing accurately reflects the substance of our mutual agreement and understanding, please confirm your agreement to the foregoing by signing below where indicated.

Very truly yours,

EchoMetrix, Inc.

By:  /s/ Jeffrey Greene

By:  Jeffrey Greene

Title:   CEO

ACCEPTED AND AGREED TO BY THE EXECUTIVE:

/s/ Erica Zalbert

Name: Erica Zalbert